

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

<u>Via E-mail</u>
Brian Wasserman
Chief Financial Officer
SG Blocks, Inc.
400 Madison Avenue, Suite 16C
New York, NY 10017

      Re: SG Blocks, Inc.
              Form 8-K
              Filed November 10, 2011
              File No. 000-22563

Dear Mr. Wasserman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Geoff Kruczek for

                    Amanda Ravitz
                    Assistant Director

cc (via e-mail):   Kenneth A. Schlesinger, Esq.
                      Olshan Grundman Frome Rosenzweig & Wolosky LLP